Exhibit 99.2

IMMEDIATE	27 OCTOBER 2006

Royal & SunAlliance announces steps to deregister from the SEC

Royal & Sun Alliance Insurance Group plc (R&SA) announces the next steps in the process to deregister from the SEC and suspend its SEC reporting obligations. This process follows the announcement on 28 September of R&SA’s intention to deregister from the SEC and subsequent shareholder approval gained on 26 October.

In order to deregister from the SEC, R&SA must certify that there are less than 300 US holders of each relevant class of security, whether held directly or indirectly. Using the compulsory transfer powers under the Articles of Association, R&SA intends to reduce the number of US residents holding R&SA ordinary shares (directly or indirectly) to less than 300 persons and today determined that those US holders with an interest in less than 250,000 R&SA ordinary shares (equivalent to 50,000 ADRs) will be required to sell their R&SA ordinary shares. It is anticipated that sale notices will be despatched to those US holders today.

R&SA’s website (http://www.royalsun.com/royalsun/faq_us/) sets out a list of frequently asked questions with further information regarding the compulsory sale process. Alternatively contact the US shareholder helpline on: 1-866-753-7986 (if calling from the US), 0800 288 9411 (if calling from the UK) or +44 (0) 8782 3695 (if calling from outside the US or the UK).

--ENDS--

For further information:

Analysts	Press

Helen Pickford	Phil Wilson-Brown	Luke Thomas
Head of Investor Relations	Head of External	Deputy Group Company
	Communications	Secretary
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7111 7032

Issued by Royal & Sun Alliance Insurance Group plc 9th Floor One Plantation Place 30 Fenchurch Street London EC3M 3BD Telephone +44 (0)20 7111 7136 Facsimile +44 (0)20 7111 7451